

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2024

Bryan Hall
Executive Vice President
Sunrise Communications AG
Thurgauerstrasse 101b
8152 Glattpark (Opfikon)
Switzerland

      Re: **Sunrise Communications AG**
                Registration Statement on Form F-4
                Exhibit Nos. 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9
                Filed August 26, 2024
                File No. 333- 281772

Dear Bryan Hall:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                    Division of Corporation Finance